MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2014

As of March 12, 2015

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the year ended December 31, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and factors that may affect its future performance. This MD&A was prepared as of March 12, 2015. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, and mine operating earnings. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

2014 Highlights

Full-Year Financial and Operating Highlights

Net income for the year ended December 31, 2014 (“2014”) improved to $15.6 million compared with a $19.1 million net loss for the year ended December 31, 2013 (“2013”), resulting in basic earnings per share of $0.12 (2013: loss $0.15).

For the year ended December 31, 2014, the Company’s adjusted net income was $15.7 million (2013: $9.4 million) related to the non-cash impairment of inventories of $0.1 million (refer to non-GAAP financial measures).

Silver sold increased 45% to 6,694,552 ounces, while the realized silver price decreased 20% to $18.90 per ounce, from the prior year.  Gold sold increased 70% to 35,758 ounces, while the realized gold price decreased 10% to $1,260.44 per ounce, from the prior year.  Sales comprised 64% silver and 19% gold, compared with 65% and 14%, respectively, in the prior year.

Cash flow from operations, before changes in working capital, increased 46% to $59.8 million (2013: $40.9 million), reflecting a 27% higher sales and improved margins, from the prior year. Operating cash flow per share, before changes in working capital items, increased to $0.47 (2013: $0.33) (refer to non-GAAP financial measures).  Cash and cash equivalent and short term investments increased $28.1 million (57%) to $77.3 million (2013: $49.1 million).

Silver production increased 42% to 6,599,300 ounces (2013: 4,631,264 ounces), and gold production increased 66% to 35,316 ounces (2013: 21,242 ounces).

Management’s Discussion and Analysis Page - 2

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $14.48 and below our annual guidance of $17.14 for 2014 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.07 and below the annual guidance of $14.43 for 2014 (refer to non-GAAP financial measures).

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $14.13 and below our annual guidance of $17.01 for 2014 (refer to non-GAAP financial measures).

Fourth Quarter 2014 Financial Highlights

Fourth quarter 2014 net income amounted to $0.1 million (Q4 2013: loss $14.9 million), resulting in basic earnings per share of $nil (Q4 2013: loss $0.12). Net income in Q4 2014 was negatively affected by restructuring and severance costs of $1.1 million and higher mark-to-market effects on share-based compensation to $1.4 million compared to Q4 2013. Silver sold increased 16% to 1,611,313 ounces while the realized silver price decreased 21% to $16.33 per ounce from the same period in the prior year.

2015 Guidance and Outlook

2015 Production and Cash Cost Guidance

For 2015, the production and cash cost guidance is noted in the below table.

Mine	Silver (Moz)	Gold (koz)	Investments ($ M)	Cash Cost ($/t)	AISCC** ($/oz Ag)
San Jose, Mexico	4.3	33.3	56.5	62.71	16.27
Caylloma, Peru	2.2	1.9	14.0	90.29	12.78
Total	6.5	35.3	70.6

      **All-in sustaining cash cost (“AISCC”) per ounce of silver is net of by-products gold, lead and zinc

          All-in sustaining cash cost calculated using Au = $1,200/oz, Pb = $2,000/t and Zn = $2,200/t.

          All-in sustaining cash cost is a non-GAAP financial measure

      Total figures may not add due to rounding.

•

The 2015 San Jose Mine AISCC of $16.27/oz Ag includes $5.96/oz Ag or $24.5 million attributed as sustaining capital investments related to the filter facility and dry stack tailings deposit

•

Consolidated AISCC of $16.61, refer to the table below for details

•

Caylloma Mine zinc and lead production forecast of 28.8 million pounds and 19.4 million pounds, respectively

Management’s Discussion and Analysis Page - 3

San Jose Mine AISCC

Item	2015 Guidance ($/oz Ag)
Cash cost net of by-product credits	4.44
Government royalty and mining tax	0.66
Workers’ participation	0.44
Selling, general and administrative expenses (operations)	0.97
Adjusted operating cash cost	6.50
Sustaining capital expenditures	8.92
Brownfields exploration expenditures	0.84
All-in sustaining cash cost	16.27

Caylloma Mine AISCC

Item	2015 Guidance ($/oz Ag)
Cash cost net of by-product credits	6.12
Government royalty and mining tax	0.28
Workers’ participation	0.14
Selling, general and administrative expenses (operations)	1.58
Adjusted operating cash cost	8.12
Sustaining capital expenditures	4.34
Brownfields exploration expenditures	0.32
All-in sustaining cash cost	12.78

Consolidated AISCC

Item	2015 Guidance ($/oz Ag)
Cash cost net of by-product credits	5.01
Government royalty and mining tax	0.53
Workers’ participation	0.34
Selling, general and administrative expenses (operations)	1.17
Adjusted operating cash cost	7.05
Selling, general and administrative expenses (corporate)	1.51
Sustaining capital expenditures	7.38
Brownfields exploration expenditures	0.67
All-in sustaining cash cost	16.61

2015 Outlook

San Jose Mine, Mexico

San Jose plans to process 700,000 tonnes of ore averaging 214 g/t Ag and 1.66 g/t Au.  Capital investment for 2015 is estimated to be $56.5 million.

Management’s Discussion and Analysis Page - 4

Major investments include:

Filter facility and dry stack tailings deposit:	$28.3 million
3,000 tpd mill expansion:	$12.6 million
Mine development:	$ 8.3 million
Exploration:	$ 3.5 million

On December 17, 2014, the company disclosed further details of capital investments related to the processing plant expansion, and filter facility and dry stack tailings deposit (refer to “Fortuna announces expansion of its San Jose Mine from 2,000 to 3,000 tpd” news release).

San Jose Mine expansion highlights include:

•

Silver and gold production: Annual production rate ranging from 6.7 - 8.3 million ounces of silver and 52.0 - 56.7 thousand ounces of gold or 9.8 - 11.7 million silver equivalent* ounces

•

Capital expenditure:  $30 million

•

Economics: 36% after-tax Internal Rate of Return (“IRR”)**; payback period of 2 years

•

All-in sustaining cash cost (“AISCC”)**: Expansion will position San Jose´s AISCC in the range of $8 - 9/oz Ag, net of by-product gold

*Silver equivalent production estimated using silver-to-gold ratio of 60:1

**After-tax IRR and AISCC estimated using a flat price of US$16/oz Ag and US$1,200/oz Au

3,000 tpd mill expansion

The capital cost estimate for the plant expansion to 3,000 tpd is $30 million. The budget for 2015 is $12.6 million with the balance to be disbursed in 2016. The capital figures are based on a feasibility level capital estimate prepared by M3 Engineering, the same firm that carried out the EPCM for the on-time and on-budget construction of the processing plant in 2011.

Direct capital costs of major items include:

Crushing:	$2.5 million
Grinding:	$8.1 million
Flotation:	$3.9 million
Concentrate filter:	$1.7 million
Power supply:	$1.0 million

Project activities are scheduled to commence in the first quarter of 2015 with commissioning planned for mid-2016.  The expansion project is permitted.

The mine is well ahead of production with a 2.8 year projection of developed reserves by the end of 2015; sufficient to comfortably source 3,000 tpd.  No major infrastructure projects are required at the mine.

Management’s Discussion and Analysis Page - 5

Dry stack tailings deposit and plant facility

The San Jose Mine will be shifting from conventional slurry tailings disposal to dry stack tailings deposit.  The capital projection is $32 million based on basic engineering estimates prepared by M3 Engineering.

The project was initiated during the fourth quarter of 2014; $1.0 million has been spent to-date with the balance to be expended in 2015.  Purchase orders for filters and other major equipment have already been placed.

Direct capital costs of major items include:

Filtration:	$13.7 million
Dry stack tailings deposit earthwork and preparation:	$ 2.3 million
Thickening:	$ 1.3 million
Backfill plant:	$ 1.4 million

Construction of the project started in February 2015.  The layout of the project has been adjusted so as to allow commencement of construction in parcels for which it has the necessary permits.  Full completion of the project will require regularization of the change in land use of a single outstanding parcel.  Completion of the dry stack tailings deposit is projected for the fourth quarter of 2015.

Caylloma Mine, Peru

Caylloma plans to process 464,100 tonnes averaging 175 g/t Ag.  Twenty-one per cent of mill feed in the plan is estimated to come from current inferred resource which are planned to be converted to measured and indicated categories during the year.  Capital expenditure for 2015 is estimated to be $14.0 million.

Major investments include:

Mine development:	$6.1 million
Plant optimization:	$4.3 million
Exploration:	$0.7 million

Brownfields Exploration

At the San Jose Mine, the exploration budget for 2015 is $3.5 million, which includes 12,000 meters of drilling.  The program at the mine’s 64,400 hectare concession package is focusing on three main initiatives:

•

Continue exploring through underground drilling an additional 300 meters of the northern extent of the Trinidad North zone outside the shell of existing inferred resources, drill testing on approximate 100 meter centers,

•

Subject to community agreements, drill test from surface the northern strike projection of the vein system beyond Trinidad North, and,

•

Evaluation and target generation work on multiple prospects within the property package: Veta Maria, La Noria, San Jose West, San Dionisio Ocotlan, Los Ocotes and El Portillo.

Management’s Discussion and Analysis Page - 6

At the Caylloma Mine, the Company has allocated a modest exploration budget of $0.7 million for 2015.  Over the years the Company has built a sufficient resource and reserve base which permits a reduction in exploration drilling for a year without compromising short or medium term production plans.  The main exploration initiative for 2015 is the evaluation of our concessions located approximately 25 kilometers to the south of the Caylloma District, where Compañia de Minas Buenaventura is developing the high-grade Tambomayo silver and gold project.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended December 31,
	2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	544,977	1,083,215	1,628,191	542,457	917,668	1,460,125
Gold (oz)	335	8,561	8,896	632	6,420	7,052
Lead (000's lbs)	4,084	-	4,084	3,770	-	3,770
Zinc (000's lbs)	6,986	-	6,986	6,676	-	6,676
Production cash cost (US$/oz Ag)*	7.70	4.13	5.32	8.29	5.55	6.56
All-in sustaining cash cost (US$/oz Ag)*	14.64	9.42	12.51	18.55	10.78	15.49
* Net of by-product credits from gold, lead and zinc

	YEAR TO DATE RESULTS
	Years ended December 31,
	2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	2,202,540	4,396,760	6,599,300	2,104,061	2,527,203	4,631,264
Gold (oz)	1,820	33,496	35,316	2,212	19,031	21,242
Lead (000's lbs)	16,152	-	16,152	17,780	-	17,780
Zinc (000's lbs)	27,361	-	27,361	25,211	-	25,211
Production cash cost (US$/oz Ag)*	7.02	3.52	4.69	7.65	6.53	7.03
All-in sustaining cash cost (US$/oz Ag)*	14.13	12.07	14.48	20.83	15.89	20.45
* Net of by-product credits from gold lead, and zinc

The 2014 consolidated production highlights are as follows:

Silver and gold production were 10% and 9% respectively above 2014 production guidance

Silver production of 6,599,300 ounces; 42% increase over 2013

Gold production of 35,316 ounces; 66% increase over 2013

Zinc production of 27,360,530 pounds; 9% increase over 2013

Lead production of 16,152,285 pounds; 9% decrease from 2013

Compared with the prior year, silver and gold production increased 42% and 66%, respectively, explained largely by the commissioning of the San Jose plant expansion to 1,800 tpd in September 2013 and to 2,000 tpd in April 2014.

Management’s Discussion and Analysis Page - 7

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for 2014, net of by-product credits, decreased to $14.48 (2013: $20.45) per ounce as a result of higher payable ounces of silver operations (refer to non-GAAP financial measures). All-in sustaining cash cost per ounce of payable silver for 2014 was below the annual guidance.

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31
	2014	2013	2014	2013
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	181,702	158,218	676,959	456,048
Average tonnes milled per day	2,019	1,741	1,928	1,296

Silver
Grade (g/t)	208	202	226	194
Recovery (%)	89	89	89	89
Production (oz)	1,083,215	917,668	4,396,760	2,527,203
Gold
Grade (g/t)	1.65	1.42	1.72	1.46
Recovery (%)	89	89	90	89
Production (oz)	8,561	6,420	33,496	19,031
Unit Costs
Production cash cost (US$/oz Ag)*	4.13	5.55	3.52	6.53
Production cash cost (US$/tonne)	60.41	63.38	62.99	71.41
Unit Net Smelter Return (US$/tonne)	129.12	147.76	157.55	160.76
All-in sustaining cash cost (US$/oz Ag)*	9.42	10.78	12.07	15.89

* Net of by-product credits from gold

Production for the year ended December 31, 2014 was 4,396,760 ounces of silver and 33,496 ounces of gold, 74% and 76%, respectively, above the prior year’s production. The increases are the result of higher throughput of 48% and of higher head grade for silver and gold of 17%. The San Jose Mine and processing plant were expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014). Compared to guidance for the year, silver and gold production were 10% and 9% higher, respectively.

Cash cost per tonne of processed ore for the year ended December 31, 2014 was $62.99/t, or 12% below the cost in the prior year due mainly to higher throughput, a 4% devaluation of the peso, and lower mining cost related to support and preparation, and below the annual guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.07 for the year ended December 31, 2014 (refer to non-GAAP financial measures), below the annual guidance of $14.43.

Management’s Discussion and Analysis Page - 8

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $29.0 million for the year ended December 31, 2014, and included $4.8 million for mine development, $1.4 million for infill drilling, $6.0 million for brownfields exploration, and $16.8 million for equipment and infrastructure, including $12.3 million for tailings dam expansion and evaporation control.

In light of the significant growth of resources over 2013 (see Fortuna news release dated September, 2014) the Company has made the decision to proceed with mill expansion from 2,000 to 3,000 tonnes per day and the construction of a filter facility and dry stack tailings deposit.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

On January 21, 2015, the Company announced results for step-out drilling of the Trinidad North zone at the San Jose Mine in Oaxaca.  Results are included for twenty-three drill holes completed subsequent to the Mineral Resource and Mineral Reserve estimates reported as of June 30, 2014 (see Fortuna news releases dated August 27, 2014 and September 30, 2014).  The new drill results confirm that the Bonanza and Trinidad veins and the structurally and spatially related Trinidad North Stockwork Zone all remain open to the north and to depth along the strike and plunge of the ore shoots.  See Fortuna news release dated January 21, 2015.

On March 10, 2015, the Company announced the updated Mineral Reserve and Mineral Resource estimate as of December 31, 2014 for the San Jose Mine located in Oaxaca, Mexico.  See Fortuna news release dated March 10, 2015.

The 2015 Brownfields exploration program at San Jose includes 12,000 meters of exploration drilling to further test the potential for extensions of the high-grade silver-gold mineralization identified at Trinidad North (see Fortuna news release dated March 10, 2015, and January 21, 2015 for fourth quarter 2014 drill results).

An Infill drilling program of 9,200 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is budgeted for the San Jose Mine. The cost of the infill drilling program is $1.59 million (see Fortuna news release dated March 10, 2015).

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page - 9

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,060	116,127	464,823	458,560
Average tonnes milled per day	1,301	1,290	1,302	1,284

Silver
Grade (g/t)	173	174	174	173
Recovery (%)	84	83	85	82
Production (oz)	544,977	542,457	2,202,540	2,104,061
Gold
Grade (g/t)	0.27	0.38	0.31	0.36
Recovery (%)	33	44	40	42
Production (oz)	335	632	1,820	2,212
Lead
Grade (%)	1.70	1.59	1.70	1.92
Recovery (%)	93	93	93	91
Production (000's lb)	4,084	3,770	16,152	17,780
Zinc
Grade (%)	3.03	2.88	2.97	2.83
Recovery (%)	89	91	90	88
Production (000's lb)	6,986	6,676	27,361	25,211
Unit Costs
Production cash cost (US$/oz Ag)*	7.70	8.29	7.02	7.65
Production cash cost (US$/tonne)	91.60	90.49	90.57	91.22
Unit Net Smelter Return (US$/tonne)	130.13	145.51	144.57	161.19
All-in sustaining cash cost (US$/oz Ag)*	14.64	18.55	14.13	20.83

* Net of by-product credits from gold, lead and zinc

Silver production for the year ended December 31, 2014 was 5% above production in the prior year due to higher metallurgical recovery and slightly higher head grade. Zinc production increased 9% as a result of higher head grade and higher metallurgical recoveries. Lead production decreased 9% because of reduced head grade. Caylloma met its annual production guidance of 2.0 million ounces of silver.

Cash cost per tonne at Caylloma for the year ended December 31, 2014 was $90.57 per tonne of processed ore, a decrease of 1% from the prior year and 3% above annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma for the year ended December 31, 2014 was $14.13, below the annual guidance of $17.01 (refer to non-GAAP financial measures).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $9.9 million for the year ended December 31, 2014, and included $5.1 million for mine development, $0.8 million for brownfields exploration, and $4.0 million for equipment and infrastructure, including $0.8 million for tailings dam.

On March 10, 2015, the Company announced the updated Mineral Reserve and Mineral Resource estimate as of December 31, 2014 for the Caylloma Mine located in Arequipa, Peru. See Fortuna news release dated March 10, 2015.

Management’s Discussion and Analysis Page - 10

An Infill drilling program of 9,500 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is budgeted for the Caylloma Mine.  The cost of the infill drilling program is budgeted at $0.83 million.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended December 31,				Years ended December 31,
	2014		2013		2014		2013
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver-Gold
Opening Inventory (t)	-	198	-	433	-	617	-	466
Production (t)	-	5,081	-	4,580	-	20,014	-	13,152
Sales (t)	-	4,952	-	4,282	-	20,303	-	12,888
Adjustment (t)	-	-	-	(114)	-	1	-	(114)
Closing Inventory (t)	-	327	-	617	-	329	-	617
Zinc
Opening Inventory (t)	408	-	355	-	485	-	521	-
Production (t)	6,288	-	5,966	-	24,410	-	22,333	-
Sales (t)	6,256	-	5,843	-	24,501	-	22,384	-
Adjustment (t)	24	-	7	-	70	-	16	-
Closing Inventory (t)	464	-	485	-	464	-	485	-
Lead-Silver
Opening Inventory (t)	287	-	198	-	208	-	443	-
Production (t)	3,600	-	3,386	-	14,318	-	15,762	-
Sales (t)	3,689	-	3,406	-	14,411	-	16,094	-
Adjustment (t)	21	-	29	-	105	-	97	-
Closing Inventory (t)	220	-	208	-	220	-	208	-

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary Cuzcatlan, holds an option (the “option”) to acquire a 60% interest (the “interest”) in the Tlacolula silver project (the “property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged payments totaling $0.30 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

Management’s Discussion and Analysis Page - 11

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013;

➢

$0.05 million cash by January 19, 2015; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%. Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As of December 31, 2014, the Company had issued an aggregate of 34,589 common shares, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.  Subsequent to December 31, 2014, the Company paid $0.05 million under the option agreement.

Annual 2014 Financial Results

	Years Ended December 31,
Expressed in $000’s, except per share data	2014	2013	2012
Sales	174,006	137,394	161,020
Mine operating earnings	60,253	41,775	70,662
Operating income (loss)	33,750	(9,629)	45,168
Net income (loss)	15,602	(19,100)	31,463
Earnings (loss) per share, basic	0.12	(0.15)	0.25
Earnings (loss) per share, diluted	0.12	(0.15)	0.25

Total assets	350,310	302,215	316,983
Other liabilities	4,661	2,343	2,250

For the year ended December 31, 2014, net income was $15.6 million, compared with a loss of $19.1 million for the year ended December 31, 2013 (“2013”). Silver sold increased 45% to 6,694,552 ounces, while the realized silver price decreased 20% to $18.90 per ounce, from the prior year.  Gold sold increased 70% to 35,758 ounces, while the realized gold price decreased 10% to $1,260.44 per ounce, from the prior year. Net income was negatively affected by a higher share-based compensation expense of $3.5 million compared to 2013 mostly related to mark-to-market effects, and restructuring and severance costs of $1.1 million.

For the year ended December 31, 2014, the Company’s adjusted net income was $15.7 million (2013: $9.4 million) related to the non-cash impairment of inventories of $0.1 million (refer to non-GAAP financial measures).

For the year ended December 31, 2013, the Company’s adjusted net income was $9.4 million after adjustments for the non-cash impairment charge related to the Caylloma Mine of $20.4 million, net of tax, a one-time non-cash income tax provision of $7.7 million resulting from the initial recognition of the Mexican mining tax reform, and a non-cash write-off of mineral properties, plant and equipment of $0.4 million, net of tax, related to the San Luisito concessions (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 12

Mine operating earnings increased 44% over the prior year, while gross margins (mine operating earnings over sales) increased from 30% to 35% (refer to non-GAAP financial measures). The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs (12% lower at San Jose and 1% lower at Caylloma) and higher head grades and metal recovery for silver and gold.

Cash flow from operations, before changes in working capital, increased 46% to $59.8 million (2013: $40.9 million), reflecting 27% higher sales and improved margins, from the prior year.

Basic earnings per share were $0.12 (2013: loss $0.15). Operating cash flow per share, before changes in working capital items, increased to $0.47 (2013: $0.33) (refer to non-GAAP financial measures).

Sales for the year ended December 31, 2014, were $174.0 million (2013: $137.4 million). Silver and gold ounces sold increased 45% and 70%, respectively, while realized silver and gold prices decreased 20% and 10%, respectively. Sales at San Jose increased 66% to $108.0 million (2013: $65.1 million) as a result of higher production and a reduction of inventories, while sales at Caylloma decreased 9% to $66.0 million (2013: $72.3 million) mainly as a result of lower silver prices.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale.

Our recorded sales during the year ended December 31, 2014, consisted of provisional sales of $176.0 million (2013: $146.9 million); final price and mark-to-market adjustments of negative $0.5 million (2013: negative $4.5 million); and negative assay adjustments of $1.5 million (2013: negative $5.0 million).

The net realized prices shown below are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Management’s Discussion and Analysis Page - 13

	YEAR TO DATE RESULTS
	Years ended December 31,
	2014			2013
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	67,461,129	108,562,070	176,023,198	75,434,322	71,421,250	146,855,572
Adjustments *	(1,407,018)	(610,307)	(2,017,325)	(3,128,808)	(6,332,971)	(9,461,779)
Sales	66,054,110	107,951,763	174,005,873	72,305,514	65,088,279	137,393,793

Silver
Provisional Sales (oz)	2,209,690	4,484,861	6,694,552	2,160,783	2,451,608	4,612,391
Realized Price ($/oz)**	19.01	18.86	18.90	23.69	23.31	23.49
Net Realized Price ($/oz)***	16.46	16.92	16.77	20.71	21.19	20.97
Gold
Provisional Sales (oz)	1,828	33,930	35,758	2,247	18,750	20,997
Realized Price ($/oz)	1,275.25	1,259.65	1,260.44	1,399.42	1,394.37	1,394.91
Net Realized Price ($/oz)***	907.40	962.61	959.79	1,052.19	1,039.11	1,040.51
Lead
Provisional Sales (000’s lb)	16,244	-	16,244	18,170	-	18,170
Realized Price ($/lb)**	0.95	-	0.95	0.97	-	0.97
Net Realized Price ($/lb)***	0.71	-	0.71	0.72	-	0.72
Zinc
Provisional Sales (000’s lb)	27,471	-	27,471	25,259	-	25,259
Realized Price ($/lb)**	0.98	-	0.98	0.87	-	0.87
Net Realized Price ($/lb)***	0.65	-	0.65	0.61	-	0.61

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Cost of sales for the year ended December 31, 2014, increased 19% to $113.8 million (2013: $95.6 million), driven by a 58% higher tonnage of concentrate sold. Direct mining costs increased $10.7 million to $85.4 million (2013: $74.7 million). Depletion and depreciation increased $3.6 million to $22.7 million (2013: $19.1 million).

Workers’ participation for San Jose increased $3.5 million to $3.6 million (2013: $0.1 million).

(Refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales.)

	Expressed in $ millions
	Years ended December 31,
	2014			2013
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 42.1	$ 43.3	$ 85.4	$ 42.4	$ 32.3	$ 74.7
Workers’ participation	0.7	3.6	4.3	1.0	0.1	1.1
Depletion and depreciation	7.4	15.3	22.7	9.6	9.5	19.1
Royalty expenses	0.9	0.5	1.4	0.7	-	0.7
	$ 51.1	$ 62.7	$ 113.8	$ 53.7	$ 41.9	$ 95.6

Management’s Discussion and Analysis Page - 14

1  Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

Selling, general and administrative expenses for the year ended December 31, 2014, increased 28%, or $5.4 million, to $25.2 million (2013: $19.8 million). The main driver for the increase was higher share-based payments to $6.7 million compared with the prior year, mostly related to mark-to-market effects, in particular the increase in share price, compared to the prior year.

Also explaining the increase were higher general and administrative expenses of $0.9 million and higher workers’ participation of $0.8 million.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, and human and organizational development, procurement, and professional service fees. General and administrative expenses for the year ended December 31, 2014, increased 6% to $17.6 million (2013: $16.7 million).

	Expressed in $ millions
	Years ended December 31,
	2014				2013
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 10.8	$ 3.4	$ 3.4	$ 17.6	$ 10.3	$ 3.0	$ 3.4	$ 16.7
Foreign exchange	(0.7)	0.4	0.2	(0.1)	(0.7)	0.3	0.1	(0.3)
Share-based payments	6.7	-	-	6.7	3.2	-	-	3.2
Workers’ participation	-	0.1	0.9	1.0	-	0.2	-	0.2
	$ 16.8	$ 3.9	$ 4.5	$ 25.2	$ 12.8	$ 3.5	$ 3.5	$ 19.8

Exploration and evaluation costs for the year ended December 31, 2014, decreased to $nil (2013: $0.4 million) as a result of the Company’s reduction in its greenfields exploration program.

	Expressed in $ millions
	Years ended December 31,
	2014	2013
Salaries, wages, and benefits	$-	$0.3
Direct costs	-	0.1
	$-	$0.4

Loss on disposal of mineral properties, plant and equipment for the year ended December 31, 2014, amounted to $0.1 million (2013: $0.1 million) and pertained to the disposal of equipment.

Restructuring and severance costs for the year ended December 31, 2014, amounted to $1.1 million (2013: $0.5 million) and pertained to the Company’s cost-reduction program, and include all salaries and post-employment costs.

Management’s Discussion and Analysis Page - 15

Write-off of mineral properties, plant and equipment for the year ended December 31, 2014, amounted to $nil (2013: $0.6 million, pertaining to the San Luisito concessions).

Impairment of mineral properties, plant and equipment for the year ended December 31, 2014, amounted to $nil (2013: $30.0 million, related to the impairment of Caylloma Mine as a result of declining silver prices).

Impairment of inventories for the year ended December 31, 2014, amounted to $0.1 million (2013:$0.1 million) and pertained to the write-down of materials in inventory to their net realizable value.

Interest income for the year ended December 31, 2014, amounted to $0.3 million (2013: $0.6 million).

Interest expense for the year ended December 31, 2014, amounted to $1.2 million (2013: $0.9 million).

Income taxes for the year ended December 31, 2014, increased to $17.3 million (2013: $9.1 million) mainly due to the increase in current income taxes in Mexico even after accelerating the depletion of Mexico mining rights along with no further impact of the Mexico special mining royalty on deferred income tax.

In 2013, income taxes included a $9.6 million tax impact related to the impairment charge of Caylloma and to the deferred income provision of $7.7 million resulting from the Mexico special mining royalty, and a reduction of the tax base.

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Years ended December 31,
	2014			2013
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 3.6	$ 9.9	$ 13.5	$ 4.9	$ -	$ 4.9
Deferred income tax	1.6	2.2	3.8	(7.5)	11.7	4.2
	$ 5.2	$ 12.1	$ 17.3	$ (2.6)	$ 11.7	$ 9.1

Management’s Discussion and Analysis Page - 16

Quarterly Information

The following table provides information for eight fiscal quarters up to December 31, 2014:

	Quarters ended
	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Expressed in $000’s, except per share data	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Sales	37,823	46,384	44,319	45,480	36,377	30,203	30,101	40,713
Mine operating earnings	10,052	16,720	16,277	17,204	10,373	8,140	6,478	16,784
Operating income (loss)	3,653	13,201	7,623	9,273	(8,312)	2,346	(14,669)	11,006
Net income (loss)	57	7,824	2,868	4,853	(14,930)	(264)	(10,571)	6,665
Earnings (loss) per share, basic	0.00	0.06	0.02	0.04	(0.12)	0.00	(0.08)	0.05
Earnings (loss) per share, diluted	0.00	0.06	0.02	0.04	(0.12)	0.00	(0.08)	0.05

Total assets	350,310	342,413	330,791	318,349	302,215	311,170	310,291	327,346
Other liabilities	4,661	4,076	5,269	4,076	2,343	2,850	2,282	2,238

During Q4 2014, sales decreased 18%, or $8.6 million, from Q3 2014 as metal prices decreased.  The Company’s realized prices for silver and gold declined by 15% and 6%, respectively, to $16.33 and $1,192.86 per ounce, respectively. During the fourth quarter of 2014, the Company’s operating income was negatively affected by the mark-to-market effects on share-based compensation expense of $1.4 million compared with a recovery of $0.8 million in Q3 2014.  In addition, as a result of declining metal prices, the Company restructured its operations and took a restructuring and severance costs of $1.1 million during the fourth quarter of 2014 that negatively affected its operating income in the fourth quarter of 2014.

During Q3 2014, sales increased 5%, or $2.1 million, from Q2 2014 as a result of Caylloma’s and San Jose’s provisional sales increasing $1.9 million and $3.8 million, respectively, and being offset by negative price and mark-to-market adjustments that increased $1.0 million and $2.1 million, respectively. During Q3 2014, operating income increased 73% to $13.2 million from Q2 2014 as selling, general and administrative expenses decreased $5.1 million, or 60%, to $3.5 million. The decrease in selling, general and administrative expenses is mainly attributed to the positive effect of mark-to-market effects on share-based compensation of $4.1 million over Q2 2014.

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose’s provisional sales declining $1.9 million, offset by positive adjustments of $0.7 million. San Jose’s provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver metal and gold prices of 3% and 1%, respectively.

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver metal price of 2%. Mine operating earnings increased 66% from Q4 2013 because of increased sales and the Company’s continuing efforts to contain costs. In Q4 2013, a net loss reflected a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from Mexico’s special mining royalty.

During Q3 2013, mine operating earnings increased from Q2 2013 in part as a result of the Company’s implementation of efforts to contain costs. As part of the Company’s cost-reduction program, the Company recorded a $0.5 million restructuring and severance costs in Q3 2013 covering 65 positions. In Q2 2013, the Company recorded a non-cash impairment charge, related to the Caylloma Mine, of $15.0 million before tax and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions that negatively affected operating income.

Management’s Discussion and Analysis Page - 17

Fourth Quarter 2014 Financial Results

Fourth quarter 2014 net income amounted to $0.1 million (Q4 2013: loss $14.9 million), resulting in basic earnings per share of $nil (Q4 2013: loss $0.12). Net income in Q4 2014 was negatively affected by restructuring and severance costs of $1.1 million and higher mark-to-market effects on share-based compensation to $1.4 million compared to Q4 2013.  Silver sold increased 16% to 1,611,313 ounces while the realized silver price decreased 21% to $16.33 per ounce from the same period in the prior year.

For the three months ended December 31, 2014, the Company’s adjusted net income was $0.2 million (2013: $3.0 million) related to the non-cash impairment of inventories of $0.1 million (refer to non-GAAP financial measures).  The decrease in adjusted net income was driven by lower silver price, a $1.1 million restructuring and severance costs and a higher share-based compensation expense.

For the three months ended December 31, 2013, the Company’s adjusted net income was $3.0 million after adjustments for the non-cash impairment charge of $10.2 million, net of tax, and after a one-time non-cash income tax provision of $7.7 million resulting from the initial recognition of the Mexican mining tax reform.

Mine operating earnings decreased 4% from Q4 2013, while gross margins (mine operating earnings over sales) decreased from 29% to 26%. The impact of lower metal prices on gross margins was partially offset by lower unit cash costs at San Jose (down 5%), and by higher head grades for silver and gold.

Cash flow from operations, before changes in working capital, decreased 11% to $10.0 million (Q4 2013: $11.2 million) driven by lower metal prices.

Operating cash flow per share, before changes in working capital items, decreased to $0.08 (Q4 2013: $0.09) (refer to non-GAAP financial measures).

Sales for Q4 2014 were $37.8 million (Q4 2013: $36.4 million). Silver and gold ounces sold increased 16% and 29%, respectively, while realized prices for silver and gold decreased 21% and 6%, respectively. Sales at San Jose increased 15% to $23.0 million (Q4 2013: $20.0 million), as a result of higher production. Sales by Caylloma decreased 9% to $14.8 million (Q4 2013: $16.3 million), as a result of lower realized prices for silver.

Sales comprised 61% silver and 20% gold, compared with 66% and 16%, respectively, in the prior year.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the fourth quarter consisted of provisional sales of $38.4 million (Q4 2013: $38.7 million); negative price and mark-to-market adjustments of $0.5 million (Q4 2013: negative $1.0 million); and negative assay adjustments of $0.1 million (Q4 2013: negative $1.3 million).

Management’s Discussion and Analysis Page - 18

The net realized prices shown below are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

	QUARTERLY RESULTS
	Three months ended December 31,
	2014			2013
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	15,260,751	23,123,753	38,384,504	16,914,394	21,817,857	38,732,251
Adjustments *	(429,376)	(132,291)	(561,668)	(572,594)	(1,782,823)	(2,355,416)
Sales	14,831,374	22,991,462	37,822,837	16,341,801	20,035,034	36,376,835

Silver
Provisional Sales (oz)	544,603	1,066,710	1,611,313	546,633	848,156	1,394,789
Realized Price ($/oz)**	16.41	16.28	16.33	20.70	20.74	20.72
Net Realized Price ($/oz)***	14.07	14.48	14.34	17.96	18.95	18.56
Gold
Provisional Sales (oz)	318	8,452	8,770	642	6,158	6,801
Realized Price ($/oz)**	1,204.32	1,192.43	1,192.86	1,266.41	1,274.33	1,273.58
Net Realized Price ($/oz)***	701.67	908.15	900.66	1,013.68	933.06	940.67
Lead
Provisional Sales (000’s lb)	4,181	-	4,181	3,789	-	3,789
Realized Price ($/lb)**	0.90	-	0.90	0.96	-	0.96
Net Realized Price ($/lb)***	0.68	-	0.68	0.71	-	0.71
Zinc
Provisional Sales (000’s lb)	6,954	-	6,954	6,532	-	6,532
Realized Price ($/lb)**	1.01	-	1.01	0.86	-	0.86
Net Realized Price ($/lb)***	0.65	-	0.65	0.57	-	0.57

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q4 2014 increased 7% to $27.8 million (Q4 2013: $26.0 million), driven by a 16% higher tonnage of concentrate sold. Direct mining costs increased $1.4 million to $21.5 million (Q4 2013: $20.1 million). Depletion and depreciation increased $0.1 million to $5.4 million (Q4 2013: $5.3 million).

Workers’ participation for San Jose increased $0.4 million to $0.5 million (Q4 2013: $0.1 million).

(Refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales.)

Management’s Discussion and Analysis Page - 19

	Expressed in $ millions
	Three months ended December 31,
	2014			2013
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 10.8	$ 10.7	$ 21.5	$ 10.4	$ 9.7	$ 20.1
Workers’ participation	0.1	0.5	0.6	0.3	0.1	0.4
Depletion and depreciation	2.0	3.4	5.4	2.0	3.3	5.3
Royalty expenses	0.2	0.1	0.3	0.2	-	0.2
	$ 13.1	$ 14.7	$ 27.8	$ 12.9	$ 13.1	$ 26.0

1  Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

Selling, general and administrative expenses for Q4 2014 increased 46%, or $1.6 million, to $5.2 million (Q4 2013: $3.6 million). The main driver for the increase was the rise in share-based payments to $1.4 million,  compared with the same period in the prior year, mostly related to mark-to-market effects, in particular the increase in share price.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, and human and organizational development, procurement, and professional service fees. General and administrative expenses for Q4 2014 decreased 7% to $3.6 million (Q4 2013: $4.1 million).

	Expressed in $ millions
	Three months ended December 31,
	2014				2013
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.1	$ 0.9	$ 0.6	$ 3.6	$ 2.6	$ 0.7	$ 0.8	$ 4.1
Foreign exchange	(0.3)	0.2	0.2	0.1	(0.6)	-	-	(0.6)
Share-based payments	1.4	-	-	1.4	0.1	-	-	0.1
Workers’ participation	-	-	0.1	0.1	-	-	-	-
	$ 3.2	$ 1.1	$ 0.9	$ 5.2	$ 2.1	$ 0.7	$ 0.8	$ 3.6

Restructuring and severance costs for Q4 2014 amounted to $1.1 million (Q4 2013: $nil) and pertained to the Company’s cost-reduction program, and include all salaries and post-employment costs.

Write-off of mineral properties, plant and equipment for Q4 2014 amounted to $nil (Q4 2013: $0.1 million, pertaining to the San Luisito concessions).

Impairment of mineral properties, plant and equipment for Q4 2014 amounted to $nil (Q4 2013: $15.0 million related to the impairment of Caylloma as a result of declining silver prices recorded in Q4 2013).

Impairment of inventories for Q4 2014 amounted to $0.1 million (Q4 2013: $0.1 million) and related to the write-down of materials in inventory to their net realizable value.

Management’s Discussion and Analysis Page - 20

Interest income for Q4 2014 amounted to $0.1 million (Q4 2013: $0.1 million).

Interest expense for Q4 2014 amounted to $0.3 million (Q4 2013: $0.2 million).

Income taxes for Q4 2014 decreased to $3.4 million (Q4 2013: $6.4 million) mainly because of no further impact of the Mexico special mining royalty on deferred income tax along with an increase in current taxes in Mexico even after accelerating the depletion of Mexico mining rights.

In Q4 2013, income taxes included a $4.8 million tax impact related to the impairment charge of Caylloma and to the deferred income provision of $7.7 million resulting from the Mexico special mining royalty.

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Three months ended December 31,
	2014			2013
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 0.2	$ 1.9	$ 2.1	$ 1.6	$ -	$ 1.6
Deferred income tax	0.8	0.5	1.3	(4.7)	9.5	4.8
	$ 1.0	$ 2.4	$ 3.4	$ (3.1)	$ 9.5	$ 6.4

Non-GAAP Financial Measures

Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months and the years ended December 31, 2014 and 2013:

Management’s Discussion and Analysis Page - 21

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2014	YTD Q4 2014	Q4 2013	YTD Q4 2013

Cost of sales [1]	27,771	113,753	26,004	95,619
Add / (Subtract):
Change in concentrate inventory	235	(901)	562	(472)
Depletion and depreciation in concentrate inventory	(70)	211	(132)	194
Government royalties and mining taxes	(298)	(1,388)	(218)	(749)
Workers participation	(519)	(4,291)	(353)	(1,078)
Depletion and depreciation	(5,419)	(22,643)	(5,327)	(19,114)
Cash cost (A)	21,700	84,741	20,536	74,400

Cash cost (A)	21,700	84,741	20,536	74,400
Add / (Subtract):
By-product credits from gold, lead, and zinc	(15,356)	(63,198)	(13,181)	(50,105)
Refining charges	1,899	7,920	1,809	6,794
Cash cost applicable per payable ounce (B)	8,243	29,463	9,164	31,089

Payable ounces of silver production (C)	1,549,464	6,287,593	1,396,295	4,420,241

Cash cost per ounce of payable silver ($/oz) (B/C)	5.32	4.69	6.56	7.03

1 Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 22

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2014	YTD Q4 2014	Q4 2013	YTD Q4 2013

Cost of sales [1]	14,661	62,622	13,080	41,947
Add / (Subtract):
Change in concentrate inventory	366	(1,006)	462	105
Depletion and depreciation in concentrate inventory	(98)	232	(113)	117
Government royalties and mining taxes	(71)	(487)	-	-
Workers participation	(456)	(3,556)	(81)	(81)
Depletion and depreciation	(3,425)	(15,161)	(3,320)	(9,520)
Cash cost (A)	10,977	42,644	10,028	32,568

Total processed ore (tonnes) (B)	181,702	676,959	158,218	456,048

Cash cost per tonne of processed ore ($/t) (A/B)	60.41	62.99	63.38	71.41

Cash cost (A)	10,977	42,644	10,028	32,568
Add / (Subtract):
By-product credits from gold	(7,791)	(32,244)	(6,017)	(19,775)
Refining charges	1,071	4,369	881	3,007
Cash cost applicable per payable ounce ( C)	4,257	14,769	4,892	15,800

Payable ounces of silver production (D)	1,031,736	4,195,180	880,961	2,421,383

Cash cost per ounce of payable silver ($/oz) (C/D)	4.13	3.52	5.55	6.53

Mining cost per tonne	32.73	31.51	34.21	34.50
Milling cost per tonne	14.11	16.08	14.27	16.95
Indirect cost per tonne	7.94	9.18	9.44	13.19
Community relations cost per tonne	1.53	1.25	1.08	1.88
Distribution cost per tonne	4.10	4.97	4.38	4.89
Total production cost per tonne	60.41	62.99	63.38	71.41

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 23

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2014	YTD Q4 2014	Q4 2013	YTD Q4 2013

Cost of sales [1]	13,110	51,131	12,924	53,672
Add / (Subtract):
Change in concentrate inventory	(131)	105	100	(577)
Depletion and depreciation in concentrate inventory	28	(21)	(19)	77
Government royalties and mining taxes	(227)	(901)	(218)	(749)
Workers participation	(63)	(735)	(272)	(997)
Depletion and depreciation	(1,994)	(7,482)	(2,007)	(9,594)
Cash cost (A)	10,723	42,097	10,508	41,832

Total processed ore (tonnes) (B)	117,060	464,823	116,127	458,560

Cash cost per tonne of processed ore ($/t) (A/B)	91.60	90.57	90.49	91.22

Cash cost (A)	10,723	42,097	10,508	41,832
Add / (Subtract):
By-product credits from gold, lead, and zinc	(7,565)	(30,954)	(7,164)	(30,330)
Refining charges	828	3,551	928	3,787
Cash cost applicable per payable ounce ( C)	3,986	14,694	4,272	15,289

Payable ounces of silver production (D)	517,728	2,092,413	515,334	1,998,858

Cash cost per ounce of payable silver ($/oz) (C/D)	7.70	7.02	8.29	7.65

Mining cost per tonne	44.16	43.58	40.10	39.38
Milling cost per tonne	15.41	15.32	15.31	15.02
Indirect cost per tonne	22.61	22.67	24.95	23.55
Community relations cost per tonne	0.94	0.65	2.00	4.56
Distribution cost per tonne	8.48	8.35	8.13	8.71
Total production cost per tonne	91.60	90.57	90.49	91.22

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 24

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for the three months and the years ended December 31, 2014 and 2013:

Management’s Discussion and Analysis Page - 25

Consolidated Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2014	YTD Q4 2014	Q4 2013	YTD Q4 2013
Cash cost applicable per payable ounce	8,243	29,463	9,164	31,089
Government royalty and mining tax	298	1,388	218	749
Workers’ participation	629	5,321	463	1,306
Selling, general and administrative expenses (operations)	1,495	6,877	1,336	6,084
Adjusted operating cash cost	10,665	43,049	11,181	39,228
Selling, general and administrative expenses (corporate)	2,107	10,825	2,537	10,253
Sustaining capital expenditures[1]	5,383	30,395	6,754	30,728
Brownfields exploration expenditures[1]	1,232	6,757	1,162	10,198
All-in sustaining cash cost	19,387	91,026	21,634	90,407
Non-sustaining capital expenditures[1]	846	1,704	1,196	8,910
All-in cash cost	20,233	92,730	22,830	99,317
Payable ounces of silver operations	1,549,464	6,287,593	1,396,295	4,420,241
All-in sustaining cash cost per payable ounce of silver	12.51	14.48	15.49	20.45
All-in cash cost per payable ounce of silver	13.06	14.75	16.35	22.47

San Jose Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2014	YTD Q4 2014	Q4 2013	YTD Q4 2013
Cash cost applicable per payable ounce	4,257	14,769	4,892	15,800
Government royalty and mining tax	71	487	-	-
Workers’ participation	570	4,445	101	101
Selling, general and administrative expenses (operations)	634	3,466	743	3,347
Adjusted operating cash cost	5,532	23,167	5,736	19,248
Sustaining capital expenditures[1]	3,037	21,477	2,751	13,045
Brownfields exploration expenditures[1]	1,146	5,978	1,006	6,180
All-in sustaining cash cost	9,715	50,622	9,493	38,473
Non-sustaining capital expenditures[1]	680	1,551	1,196	8,910
All-in cash cost	10,395	52,173	10,689	47,383
Payable ounces of silver operations	1,031,736	4,195,180	880,961	2,421,383
All-in sustaining cash cost per payable ounce of silver	9.42	12.07	10.78	15.89
All-in cash cost per payable ounce of silver	10.08	12.44	12.13	19.57

1presented on a cash basis

Management’s Discussion and Analysis Page - 26

Caylloma Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2014	YTD Q4 2014	Q4 2013	YTD Q4 2013
Cash cost applicable per payable ounce	3,986	14,694	4,272	15,289
Government royalty and mining tax	227	901	218	749
Workers’ participation	73	859	315	1,158
Selling, general and administrative expenses (operations)	861	3,411	593	2,737
Adjusted operating cash cost	5,147	19,865	5,398	19,933
Sustaining capital expenditures[1]	2,346	8,918	4,003	17,683
Brownfields exploration expenditures[1]	86	779	156	4,018
All-in sustaining cash cost	7,579	29,562	9,557	41,634
Non-sustaining capital expenditures[1]	166	153	-	-
All-in cash cost	7,745	29,715	9,557	41,634
Payable ounces of silver operations	517,728	2,092,413	515,334	1,998,858
All-in sustaining cash cost per payable ounce of silver	14.64	14.13	18.55	20.83
All-in cash cost per payable ounce of silver	14.96	14.20	18.55	20.83

1presented on a cash basis

Adjusted net income (non-GAAP financial measure)

The Company uses the financial measures “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Expressed in $ millions
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
NET INCOME (LOSS) FOR THE YEAR	$0.1	$(14.9)	$15.6	$(19.1)

Items of note, net of tax:
Write-off of mineral properties	-	-	-	0.4
Impairment of mineral properties, plant and equipment	-	10.2	-	20.4
Impairment of inventories	0.1	-	0.1
Initial recognition impact of Mexican mining tax reform	-	7.7	-	7.7
ADJUSTED NET INCOME FOR THE YEAR (1)	0.2	3.0	15.7	9.4

(1) A non-GAAP financial measure

Additional Measures (non-GAAP financial measures)

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:  operating cash flow per share before changes in working capital, and mine operating earnings. The terms described below do not have standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors.

Management’s Discussion and Analysis Page - 27

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Net income (loss) for the year	$57	$(14,930)	$15,602	$(19,100)
Items not involving cash	10,712	27,456	47,295	63,851
	$10,769	$12,526	$62,897	$44,751
Income taxes paid	(890)	(1,408)	(3,417)	(4,430)
Interest expense paid	-	(3)	(4)	(20)
Interest income received	87	69	275	608

Cash generated by operating activities before changes in working capital	$9,966	$11,184	$59,751	$40,909
Divided by
Weighted average number of shares (‘000’s)	127,700	125,974	126,787	125,553

Operating cash flow per share before changes in working capital (1)	$0.08	$0.09	$0.47	$0.33

(1) A non-GAAP financial measure

Mine operating earnings (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Sales	$37,823	$36,377	$174,006	$137,394
Cost of sales	27,771	26,004	113,753	95,619
Mine operating earnings (1)	$10,052	$10,373	$60,253	$41,775

Liquidity and Capital Resources

Full-Year 2014 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents as at December 31, 2014, totaled $42.9 million (December 31, 2013:  $31.7 million), and short term investments totaled $34.4 million (December 31, 2013: $17.4 million).

Management’s Discussion and Analysis Page - 28

Working capital for the year ended December 31, 2014 increased $16.0 million, to $82.4 million (December 31, 2013: $66.4 million). This reflects the increases in cash and cash equivalents of $11.2 million, short term investments of $17.0 million, accounts receivable and other assets of $3.5 million, and a decrease in the current portion of other liabilities of $0.3 million.  The increase in working capital was offset by a decrease in inventories of $0.6 million, and increases in trade and other payables of $5.6 million, provisions of $0.1 million, and income taxes payable of $9.7 million.

During the year ended December 31, 2014, cash and cash equivalents increased $11.5 million (2013: decreased $26.4 million). The increase was due to net cash provided by operating activities of $60.2 million, net cash used in investing activities of $57.0 million, and net cash provided by financing activities of $8.2 million. Exchange rate changes had a negative impact of $0.3 million on cash and cash equivalents. Compared with 2013, the Company’s expenditures on mineral properties, plant and equipment decreased $21.6 million, net purchases of short-term investments increased $5.9 million, cash provided by operating activities increased $15.2 million, and exchange rate changes decreased $0.3 million.

During the year ended December 31, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $59.8 million (2013: $40.9 million). Net cash provided by operating activities amounted to $60.2 million (2013: $45.0 million). This includes income taxes paid and interest income paid and received of $3.1 million (2013: $3.8 million) and changes in non-cash working capital items of $0.4 million (2013: $4.0 million).

Cash used by the Company in investing activities for the year ended December 31, 2014, totaled $57.0 million (2013: $71.7 million) and comprised of the following:

•

$18.0 million (2013: $12.1 million) in net purchases of short-term investments,

•

$38.9 million (2013: $60.5 million) in expenditures on mineral properties, plant and equipment, and

•

$0.1 million in net advances (2013: net receipts $0.9 million) on deposits on long-term assets.

Investing activities included $38.9 million of expenditures on mineral properties, plant and equipment that comprised of the following $20.8 million for plant and equipment, $1.4 million for infill drilling, $9.9 million for mine development, and $6.8 million for brownfields exploration.

During the year ended December 31, 2014, cash provided by financing activities totaled $8.2 million (2013: provided $0.3 million) and comprised the repayment of finance lease obligations of $0.3 million (2013: $0.4 million) and net proceeds on the issuance of common shares of $8.5 million (2013: $0.7 million).

Fourth Quarter 2014 Liquidity and Capital Resources

During the three months ended December 31, 2014, cash and cash equivalents increased $2.4 million (Q4 2013: increased $0.7 million). The increase was due to net cash provided by operating activities of $9.3 million, net cash used in investing activities of $11.7 million, and net cash provided by financing activities of $4.8 million. Exchange rate changes had no impact on cash and cash equivalents. Compared with Q4 2013, the Company’s expenditures on mineral properties, plant and equipment decreased $1.7 million, net purchase of short-term investments decreased $4.2 million, cash provided by operating activities decreased $7.5 million, and exchange rate changes decreased by $0.3 million.

During the three months ended December 31, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $10.0 million (Q4 2013: $11.2 million). Net cash provided by operating activities amounted to $9.3 million (Q4 2013: $16.8 million). This includes income taxes paid and interest income paid and received of $0.8 million (Q4 2013: $1.3 million) and changes in non-cash working capital items of $0.7 million (Q4 2013: $5.6 million).

Management’s Discussion and Analysis Page - 29

Cash used by the Company in investing activities for the three months ended December 31, 2014, totaled $11.7 million (Q4 2013: $16.0 million) and comprised of the following:

•

$3.2 million (Q4 2013: $7.4 million) in net purchases of short-term investments,

•

$7.5 million (Q4 2013: $9.2 million) in expenditures on mineral properties, plant and equipment, and

•

$1.0 million in net advances (Q4 2013: net receipts $0.6 million) on deposits on long-term assets.

Investing activities included $7.5 million of expenditures on mineral properties, plant and equipment that comprised of the following: $3.9 million for plant and equipment, $2.4 million for mine development, and $1.2 million for brownfields exploration.

During the three months ended December 31, 2014, cash provided by financing activities totaled $4.8 million (Q4 2013: $0.1 million) and comprised the repayment of finance lease obligations of $nil (Q4 2013: $0.1 million) and net proceeds on the issuance of common shares of $4.8 million (Q4 2013: $nil).

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at December 31, 2014
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$21.5	$-	$-	$-	$21.5
Income tax payable	9.7	-	-	-	9.7
Long term liabilities	-	4.7	-	-	4.7
Operating leases	0.7	1.3	0.1	-	2.1
Provisions	1.0	0.9	1.6	11.4	14.9
	$32.9	$6.9	$1.7	$11.4	$52.9

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at December 31, 2014, there are no capital commitments.

Management’s Discussion and Analysis Page - 30

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month and the average monthly charge for 2014 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at December 31, 2014 are as follows:

	Expressed in $’000’s
	Expected payments due by period as at December 31, 2014
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$132	$452	$126	$710
Office premises – Peru	396	580	-	976
Office premises – Mexico	15	-	-	15
Total office premises	$543	$1,032	$126	$1,701
Computer equipment – Peru	185	164	-	349
Computer equipment – Mexico	17	-	-	17
Total computer equipment	$202	$164	$-	$366
Machinery – Mexico	-	79	-	79
Total machinery	$-	$79	$-	$79
Total operating leases	$745	$1,275	$126	$2,146

Tax Contingencies (expressed in $’000’s)

The Company has been assessed taxes and related interest and penalties, in Peru by SUNAT, for tax years 2010, 2011, and 2012, in the amounts of $1,161, $740, and $110, respectively, for a total of $2,011.  The Company is currently appealing the assessments and believes the appeals with be ruled in favor of the Company.  Subsequent to December 31, 2014, the Company has provided as a guarantee by way of letter bond in the amount of $776.

Management’s Discussion and Analysis Page - 31

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that which may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include the obligation to indemnify the following:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company; and,

➢

certain vendors of an acquired company for obligations that may or may not have been known at the date of the transaction.

The dollar value of guarantees and indemnifications cannot be reasonably estimated.

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,842 (2013: $1,204). This bank letter of guarantee expires on December 31, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3 (2013: $3). This bank letter of guarantee expires on December 6, 2015

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58.  This bank letter of guarantee expires on July 18, 2015.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Management’s Discussion and Analysis Page - 32

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended December 31,		Years ended December 31,
Transactions with related parties	2014	2013	2014	2013
Salaries and wages [1,2]	$15	$15	$83	$86
Other general and administrative expenses [2]	16	21	108	130
	$31	$36	$191	$216

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

Subsequent to December 31, 2014, the Company paid $50 under the option agreement to Radius.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Salaries and other short term employee benefits	$1,292	$884	$4,828	$2,849
Directors fees	97	106	390	409
Consulting fees	40	43	163	175
Share-based payments	1,437	(14)	6,178	2,683
	$2,866	$1,019	$11,559	$6,116

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

Management’s Discussion and Analysis Page - 33

c)

Period End Balances Arising From Purchases of Goods/Services

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $’000’s
Amounts due to related parties	December 31, 2014	December 31, 2013
Owing to company(ies) with common directors [3]	$9	$20

4 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

Management’s Discussion and Analysis Page - 34

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis Page - 35

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the year ended December 31, 2014, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

	Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$31,704	$-	$-	$31,704
Short term investments	17,411	-	-	17,411
Trade receivable from concentrate sales [1]	-	9,797	-	9,797
	$49,115	$9,797	$-	$58,912

Management’s Discussion and Analysis Page - 36

ii.

Fair Value of Financial Assets and Liabilities

	Expressed in $’000’s
	December 31, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$42,867	$42,867	$31,704	$31,704
Short term investments [1]	34,391	34,391	17,411	17,411
Trade receivable from concentrate sales [2]	16,573	16,573	9,797	9,797
Advances and other receivables	2,906	2,906	3,883	3,883
	$96,737	$96,737	$62,795	$62,795
Financial liabilities
Trade and other payables [1]	$20,072	$20,072	$15,272	$15,272
Due to related parties [1]	9	9	20	20
Other liabilities [3]	38	38	254	258
Income tax payable [1]	9,745	9,745	50	50
	$29,864	$29,864	$15,596	$15,600

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 37

	Expressed in ‘000’s
	December 31, 2014				December 31, 2013
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$2,695	S/.	8,633	$56,739	$2,699	S/.	619	$10,994
Short term investments	7,696		-	-	3,286		-	-
Accounts receivable and other assets	897		4,190	15,692	306		7,917	33,818
Deposits on long term assets and long term borrowing costs	71		-	19,096	355		-	-
Trade and other payables	(2,220)		(12,387)	(117,848)	(1,181)		(12,659)	(49,618)
Due to related parties	(11)		-	-	(22)		-	-
Provisions, current	-		(767)	(8,138)	-		(349)	(6,499)
Income tax payable	-		(37)	(143,426)	-		(2,213)	-
Other liabilities	(5,376)		-	(563)	(2,477)		-	(350)
Provisions	-		(20,710)	(73,001)	-		(18,544)	(45,499)
Total	$3,752	S/.	(21,078)	$(251,449)	$2,966	S/.	(25,229)	$(57,154)
Total US$ equivalent	$3,226		$(7,052)	$(17,084)	$2,773		$(9,023)	$(4,371)

Based on the above net exposure as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $358 (2013: $308) and an impact to net income of $2,682 (2013: $1,489).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at December 31, 2014 is as follows:

Management’s Discussion and Analysis Page - 38

	Expressed in ‘000’s
	December 31, 2014	December 31, 2013
Cash and cash equivalents	$42,867	$31,704
Short term investments	34,391	17,411
Accounts receivable and other assets	20,585	17,040
	$97,843	$66,155

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

Subsequent to December 31, 2014, the Company is proposing to enter into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is to be secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

 (Refer to Contractual Obligations for the expected payments due as at December 31, 2014.)

Significant Changes, Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and, IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.

The Company has adopted the following amendments, effective July 1, 2014:

Management’s Discussion and Analysis Page - 39

IFRS 2 Share-based Payment - Definition of vesting condition (Amendment)

The amendment to IFRS 2 provides the definitions of vesting condition and market condition and adds definitions for performance condition and service condition.  The amendment is effective for transactions with a grant date on or after July 1, 2014.

IFRS 3Business Combinations – Contingent consideration (Amendment)

The amendment to IFRS 3 requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date. The amendment is effective for transactions with acquisition dates on or after July 1, 2014.

The Company has adopted the above amendments which did not have a significant impact on the Company’s Financial Statements.

New Accounting Standards

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual periods starting on or after January 1, 2016, with earlier application permitted.

Management’s Discussion and Analysis Page - 40

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 12, 2015 is 128,845,842 common shares. In addition, 2,636,146 incentive stock options are currently outstanding as follows:

Management’s Discussion and Analysis Page - 41

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	245,000	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	888,880	$3.38	May 29, 2016
	103,800	$1.55	July 5, 2016
	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	659,382	$4.30	March 23, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
TOTAL OUTSTANDING OPTIONS	2,636,146

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of December 31, 2014, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

Management’s Discussion and Analysis Page - 42

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of December 31, 2014, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing and estimated major investments for mine development, plant expansion, filter facility and dry stack tailings deposit project, and brownfields exploration at the San Jose property during 2015;

•

the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma property during 2015;

Management’s Discussion and Analysis Page - 43

•

management’s expectation that there are no off-balance sheet arrangements or commitments that will have a material effect on the Company’s financial condition other than those disclosed in this MD&A and the consolidated financial statements;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs;

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and,

•

management’s belief that there has been no change in the Company’s internal control over financial reporting that occurred during 2014 that is reasonably likely to materially affect its internal control over financial reporting.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

Management’s Discussion and Analysis Page - 44

•

sufficiency of  monies allotted for land reclamation ; and

•

potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in the Company’s Annual Information Form filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations;

•

the accuracy of the Company’s current mineral resource and reserve estimates;

and such other assumptions as set out herein.  Forward-looking Statements are made as of the date of this MD&A and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on Forward-looking Statements.

Management’s Discussion and Analysis Page - 45